KH 9/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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SEC MAIL PROCESSING SECTION
RECEIVED
AUG 25 2011
WASH. D.C.
211

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 18284

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 6/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diamant Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170 MASON STREET
(No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HERBERT DIAMANT 203-661-6410
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REYNOLDS & ROWELLA, LLP
(Name – *if individual, state last, first, middle name*)

90 GROVE ST.	RIDGEFIELD	CT	06877
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11021671

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 9/7

OATH OR AFFIRMATION

I, HERBERT DIAMANT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIAMANT INVESTMENT CORPORATION, as of JUNE 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Herb Diamant
Signature

PRESIDENT
Title

Notary Public My Commission Expires 9/30/14

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIAMANT INVESTMENT CORPORATION
FINANCIAL STATEMENTS
JUNE 30, 2011

Reynolds & Rowella LLP

TABLE OF CONTENTS
JUNE 30, 2011

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Diamant Investment Corporation
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Diamant Investment Corporation (the "Company") as of June 30, 2011, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diamant Investment Corporation as of June 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

Ridgefield, Connecticut
August 15, 2011

90 Grove Street, Suite 101
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue, Suite 303
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 ***e-mail info@reynoldsrowella.com*** ***website: www.reynoldsrowella.com***

EXHIBIT A

DIAMANT INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2011

ASSETS

Cash and cash equivalents	$ 337,045
Restricted cash	55,000
Due from clearing organization	73,000
Investments, at market value	472,382
Interest receivable	1,217
Property and equipment, net	50,793
Secured demand notes	400,000
Other assets	654
TOTAL ASSETS	$ 1,390,091

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Customer payable - securities account	$ 29,356
Non-customer accounts payable	80,223
Income taxes payable	2,276
Payroll taxes payable	12,174
Accrued expenses	1,205
Subordinated borrowings	400,000
TOTAL LIABILITIES	525,234
STOCKHOLDERS' EQUITY	
Common stock - no par value, 100 shares authorized, issued and outstanding	85,000
Additional paid-in capital	76,326
Retained earnings	703,531
TOTAL STOCKHOLDERS' EQUITY	864,857
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,390,091

See accompanying notes to financial statements

EXHIBIT B

DIAMANT INVESTMENT CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2011

REVENUES	
Commissions	$ 67,574
Realized and unrealized gains and losses	268,175
Affiliate administrative fees	118,293
TOTAL REVENUES	454,042
GENERAL AND ADMINISTRATIVE EXPENSES	
Officers' salaries	116,804
Office salaries	78,031
Profit sharing	37,878
Clearing charges	36,283
Insurance	32,760
Data processing	25,092
Payroll and other taxes	24,794
Rent	22,811
Professional fees	22,731
Dues and assessments	19,471
Interest	18,234
Subscriptions	17,828
Employee benefits	10,500
Communications	9,555
Office	7,848
Depreciation	6,802
Commissions	5,785
Automobile	4,973
Travel and entertainment	3,582
Advertising	1,150
Other expenses	978
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	503,890
LOSS BEFORE OTHER INCOME (EXPENSE) AND BENEFIT FOR INCOME TAXES	(49,848)
OTHER INCOME (EXPENSES)	
Investment loss	(5,954)
Interest and dividends	15,863
LOSS BEFORE BENEFIT FOR INCOME TAXES	(39,939)
BENEFIT FOR INCOME TAXES	(2,970)
NET LOSS	$ (36,969)

See accompanying notes to financial statements

EXHIBIT C

DIAMANT INVESTMENT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2011

	Common Stock		Additional Paid	Retained	
	Shares	Amount	in Capital	Earnings	Total
BEGINNING BALANCE - JULY 1, 2010	100	$ 85,000	$ 76,326	$ 740,500	$ 901,826
Net loss	-	-	-	(36,969)	(36,969)
ENDING BALANCE - JUNE 30, 2011	100	$ 85,000	$ 76,326	$ 703,531	$ 864,857

See accompanying notes to financial statements

EXHIBIT D

DIAMANT INVESTMENT CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2011

NO CHANGE

See accompanying notes to financial statements

EXHIBIT E

DIAMANT INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (36,969)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	6,802
Changes in operating assets and liabilities:	
Investments, at market value	(34,043)
Interest receivable	2,091
Other assets	(122)
Restricted cash	(39,623)
Customer payable - securities account	8,128
Non-customer accounts payable	(17,835)
Accrued expenses	(1,762)
Payroll taxes payable	(225)
Income taxes payable	(6,069)
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(119,627)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of office equipment	(2,305)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(2,305)
NET DECREASE IN CASH	(121,932)
CASH AND CASH EQUIVALENTS - BEGINNING	458,977
CASH AND CASH EQUIVALENTS- ENDING	$ 337,045
SUPPLEMENTAL DISCLOSURES:	
Interest paid	$ 18,200
Income taxes paid	$ 1,847

See accompanying notes to financial statements

DIAMANT INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2011

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Diamant Investment Corporation, (the "Company") was incorporated on November 18, 1974 in the State of Connecticut. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company self clears and handles its transactions through the facilities of the National Securities Clearing Corporation, Depository Trust Company and Lakeside Bank.

A substantial portion of the customer securities are held in trust by the Depository Trust Company and Lakeside Bank. Physical possession of certain customers securities are held by the Company.

Revenue Recognition

The Company records trading gains and losses and related revenues and expenses on a settlement date basis.

Commissions are recorded when earned which is normally the date the trade settles.

Affiliate administrative fees are recorded as revenue at the time the services are completed.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents to be highly liquid investments, with original maturities of less than three months at the time of purchase.

Restricted Cash

Restricted Cash has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

Customer Payable

Customer payable includes amounts due on security transactions that will be paid by the Company from the restricted cash accounts.

DIAMANT INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2011

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Property and Equipment

Property and equipment consists of automobiles, furniture, fixtures and equipment at cost and includes expenditures for major items. Maintenance, repairs and minor replacements are expensed. Depreciation is calculated under the straight-line method based on expected useful lives of 5 years for all assets.

Income Taxes

The Company is organized as a C corporation and reports its taxable income and/or losses. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has adopted a calendar year period for purposes of income tax reporting.

The provision for income taxes includes federal and state income taxes currently payable or refundable and the change in the deferred income taxes resulting from differences between the financial statement and tax basis of assets and liabilities during the year.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statements. The Company's 2007 through 2010 tax years are open for examinations by federal, state and local tax authorities.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date.

The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Corporate Stocks

The fair value of the corporate stocks is the market value based on quoted market prices, when available, or market prices provided by recognized broker dealers. Investments are used for trading purposes. Gains and losses are recorded in earnings.

Corporate and Municipal Bonds

Valued at the closing price reported on the active market on which the individual securities are traded.

Non-marketable Stock

Valued at the closing price reported on the active market in which the individual securities are traded. The stock is non-marketable due to restrictions put on the Company.

DIAMANT INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2011

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

NOTE 2 – INVESTMENTS, AT FAIR VALUE

The assets and liabilities that are measured at fair value on a recurring basis and categorized using the three levels of the fair value hierarchy consisted of the following as of June 30, 2011.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Corporate stocks	$ 285,988	$ -	$ -
Corporate bonds	76,146	-	-
Municipal bonds	105,539	-	-
Money Market	188,444	-	-
Non-marketable stock	-	4,709	-
Total assets	$ 656,117	$ 4,709	$ -

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at June 30, 2011:

Automobiles	$94,367
Furniture, fixtures and equipment	34,783
	129,150
Accumulated depreciation	(78,357)
Net property and equipment	$50,793

EXHIBIT F

DIAMANT INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2011

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is committed under a month to month operating lease for office space at $5,443 per month.

Rent expense charged to operations for the year ended June 30, 2011 was $22,811 net of $42,505 received from an affiliated company.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1), which requires the maintenance of minimum net capital balance and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At June 30, 2011, the Company had net capital of $1,151,198, which exceeded the minimum requirement of $250,000 by $901,198.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with an affiliated company, Diamant Asset Management Inc. (the "Affiliate"), to provide management and administrative services. The Affiliate is registered with the SEC. The Company charges the Affiliate for administrative services. These amounts are included in revenue in the statement of operations in the amount of $118,293. The affiliate was also charged $42,505 of rental income which is included in rent expense. In addition, $77,482 was due to the Affiliate as of June 30, 2011 and is included in non-customer accounts payable.

The Company paid interest of $18,200 to the Company's stockholders as explained in Note 8.

NOTE 7 – PROFIT SHARING RETIREMENT PLAN

The Company has a qualified profit sharing plan whereby contributions are made at the discretion of the Board of Directors. The Company's Board of Directors can elect to have the Company contribute up to 15% of the total compensation of all eligible participants to the profit sharing plan. For the year ended June 30, 2011, the Company contributed $37,878 to the Plan.

NOTE 8 – SECURED DEMAND NOTES AND SUBORDINATED BORROWINGS

Secured Demand Notes

The Company has two non-interest bearing secured demand notes (the "Note"), in the amount of $400,000, due from two stockholders. The Notes mature on June 15, 2014.

DIAMANT INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2011

NOTE 8 – SECURED DEMAND NOTES AND SUBORDINATED BORROWINGS (continued)

Subordinated Borrowings

The Company has entered into subordinated borrowings, in the amount of $400,000, with its two stockholders. These agreements bear interest at the rate of 6% per annum and mature on June 15, 2014. The previous borrowings expired in March 2011 and were not renewed until June 2011. The previous borrowings had an interest rate of 5%. Interest expense for the year ended June 30, 2011 was $18,200.

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention to renew the secured demand note collateralizing the agreement due on June 15, 2014. Related to these agreements are securities that are held as collateral for these. The value of the collateral is valued in excess of the amount owed at June 30, 2011.

NOTE 9 – INCOME TAXES

The provision for income taxes consists of the following:

Federal	$(5,614)
State	2,644
	$(2,970)

The Company's effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income before income taxes primarily because of meals and entertainment expense deductible for financial reporting purposes that are not deductible for tax purposes. There are no deferred taxes at June 30, 2011.

SUPPLEMENTARY INFORMATION

SCHEDULE I

DIAMANT INVESTMENT CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934 AND AGGREGATE INDENTEDNESS
AS OF JUNE 30, 2011

TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$ 864,857
Subordinated borrowings allowable in computation of net capital	400,000
Total Capital & Allowable Subordinations	1,264,857
Less non-allowable assets:	
Property and equipment - net	50,793
Not readily marketable securities	4,709
Other assets and petty cash	685
	56,187
NET CAPITAL BEFORE HAIRCUTS	1,208,670
Haircuts	
Equity securities	42,898
Municipal bonds	6,559
Corporate bonds	4,246
Money market investments	3,769
	57,472
NET CAPITAL	$ 1,151,198
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $250,000)	$ 250,000
EXCESS NET CAPITAL	$ 901,198
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Customer payables, net of amount of excess credits at 105% page xiv	$ (1,468)
Payroll taxes payable	12,174
Income taxes payable	2,276
Accrued expenses	1,205
Total aggregate indebtedness	$ 14,187
Percentage of aggregate indebtedness to net capital	0.91 to 1

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

There were differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A filing as of June 30, 2011. The differences are:

	Aggregate Indebtedness	Net Capital
Balance per firm's computation	$ 10,481	$ 1,151,821
Income taxes payable	2,501	582
Other accruals	1,205	(1,205)
Balance per financial statements	$ 14,187	$ 1,151,198

Note: The Company had an estimated tax on income of $3,084 which was $582 higher than the final accrual.

See accompanying notes to financial statements

SCHEDULE II

DIAMANT INVESTMENT CORPORATION
RESERVE REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AS OF JUNE 30, 2011

Credit factors		
Free credit balances and other credit balances in customers' security accounts	$	29,356
Customers security accounts failed to receive		-
Total credit factors		29,356
Debit factors		
Debit balances in customers' cash accounts		-
Customer securities failed to deliver not older than 30 days		-
Less: 3% charge		-
Total debit factors		-
Net credit balance	$	29,356
Amount of excess credits at 105%	$	30,824
Compliance		
Amount held on deposit in segregated bank accounts for the exclusive benefit of customers at report date	$	55,000
Amount withdrawn from segregated bank accounts for the exclusive benefit of customers on July 1, 2011 (first business day following the year ended June 30, 2011)		(20,000)
Total amount held on deposit in segregated bank accounts on July 1, 2011	$	35,000

See accompanying notes to financial statements

DIAMANT INVESTMENT CORPORATION
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AS OF JUNE 30, 2011

1. Customer fully paid securities and excess margin securities not in the respondent's control as of the report date for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

NONE

2. Customer fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

NONE

See accompanying notes to financial statements.

DIAMANT INVESTMENT CORPORATION

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Reynolds & Rowella LLP

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect **more** from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholders of
Diamant Investment Corporation
Greenwich, Connecticut

In planning and performing our audit of the financial statements of Diamant Investment Corporation (the "Company"), as of and for the year ended June 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration on control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred

90 Grove Street, Suite 101
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue, Suite 303
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 ***e-mail info@reynoldsrowella.com*** ***website: www.reynoldsrowella.com***

to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

Ridgefield, Connecticut
August 15, 2011

DIAMANT INVESTMENT CORPORATION
INDEPENDENT ACCOUNTANT'S REPORT ON
APPLYING AGEED-UPON PROCEDURES
RELATED TO AN ENTITY'S SECURITIES INVESTOR
PROTECTION CORPORATION
GENERAL ASSESSMENT RECONCILIATION
JUNE 30, 2011

Reynolds & Rowella LLP

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
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Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESSMENT RECONCILIATION

To the Board of Directors of
Diamant Investment Corporation
Greenwich, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation for the period from July 1, 2010 to June 30, 2011, which were agreed to by Diamant Investment Corporation (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively the "Specified Parties"), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report had been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2011, with the amounts reported in Form SIPC-7 for the period from July 1, 2010 to June 30, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

90 Grove Street, Suite 101
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue, Suite 303
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 ***e-mail info@reynoldsrowella.com*** ***website: www.reynoldsrowella.com***

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by any other than these specified parties.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

August 15, 2011
Ridgefield, Connecticut

SIPC-7
(31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(31-REV 5/10)

For the fiscal year ended June 30, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Diamant Investment Corporation
170 Mason Street
Greenwich, CT 06830-6644
FINRA# 018284

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Herbert Diamant 203-661-6410

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]		$ 848
B. Less payment made with SIPC-6 filed (exclude interest) 1/27/11 (Date Paid)		(452)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		396
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 396
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 396	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the ____ day of ____________, 20____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1, 20 10
and ending 6/30, 20 11
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 469,905
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	55,993
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	337
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	74,296
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	130,626
2d. SIPC Net Operating Revenues	$ 339,279
2e. General Assessment @ .0025	$ 848

(to page 1 but not less than $150 minimum)